Exhibit 99.7

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

Sprott Asset Management LP, the “Manager” of the Sprott Physical Platinum and Palladium Trust (the “Trust”) is responsible for the integrity, consistency, objectivity and reliability of the Financial Statements of the Trust. International Financial Reporting Standards have been applied and management has exercised its judgment and made best estimates where appropriate.

The Manager’s internal controls and supporting procedures maintained provide reasonable assurance that financial records are complete and accurate. These supporting procedures include the oversight of RBC Investor Services, the Trust’s valuation agent.

Management has assessed the effectiveness of the internal controls over financial reporting as at December 31, 2019 using the framework found in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management has concluded that as at December 31, 2019 the Manager’s internal controls over financial reporting were effective.

KPMG LLP, the independent auditors appointed by the Manager of the Trust, have audited the effectiveness of the Trust’s internal control over financial reporting as at December 31, 2019 in addition to auditing the Trust’s Financial Statements as of the same date. Their reports, which expressed unqualified opinions, can be found on pages 9 to 12 of the Financial Statements. KPMG LLP have full and free access to, and meet periodically with, the Manager of the Trust to discuss their audit and matters arising there from, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.

/s/ Kevin Hibbert
Kevin Hibbert
Director
March 30, 2020

1